Item 77I: Deutsche Global High Income Fund,
Inc. (the "Fund")
On May 17, 2017, the Fund's Board of Directors approved a Plan of Liquidation and Dissolution for the Fund (the "Plan") for the Fund. Under the terms of the Plan, the "Cessation Date" for the Fund's planned liquidation is expected to occur on or about September 8, 2017. As provided in the Plan, at the close of business on the Cessation Date, the Fund will cease to engage in any business activities, except for the purpose of liquidating and winding up its affairs, and the books of the Fund will be closed. Effective the business day following the Cessation Date, the Fund's shares will not be transferable (except for the settlement of prior transactions), and it is anticipated that trading in the Fund's shares on the New York Stock Exchange will cease. The Fund will subsequently seek to reduce all remaining portfolio securities to cash or cash equivalents and make a final liquidating distribution to shareholders on or about September 15, 2017. All Fund shareholders as of the close of business on the Cessation Date will be entitled to receive a liquidating distribution. The
Cessation Date may be extended if necessary or appropriate in connection with the orderly liquidation of the Fund or to protect the interests of Fund shareholders.